FORM 6-K

                  SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                  REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                  For      November 3, 1998
                           November 16, 1998
                           November 23, 1998
                           November 25, 1998
                           December 2, 1998




                  NAM TAI ELECTRONICS, INC.
                  (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE SERVICES OFFICE:
SUITE 1500-999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL: investor@namtai.com

                       NAM TAI ELECTRONICS, INC. ANNOUNCES
                   3rd -Qtr RELEASE DATE OF NOVEMBER 16, 1998

VANCOUVER, CANADA November 3, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today indicated it will announce its third quarter results for the period ended September 30, 1998 after the market close on Monday, November 16, 1998.

The Company will hold an analysts-only conference call on Tuesday, November 17, at 12:00 noon Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact Ms. Belinha Sociedad, at 1-800-661-8831 extension 200 before Monday, November 16 at 5:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing 1-416-620-8833 just prior to its start time of 12:00 noon Eastern Time on Tuesday, November 17. Callers will be asked to register with the conference call operator upon dialing in.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                                      -end-

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE SERVICES OFFICE:
SUITE 1500-999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL: investor@namtai.com

         NAM TAI ELECTRONICS, INC. ANNOUNCES THIRD QUARTER 1998 RESULTS
                       EPS OF $0.26 DESPITE SALES DECLINE

VANCOUVER, CANADA November 16, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbols: NTAIF and NTAWF) today announced results for the third quarter ended September 30, 1998. Net sales were $23.66 million, a decrease of 24.3% compared to sales of $31.25 million for the third quarter of 1997. Gross profit margin decreased slightly from 24.1% to 23.3% compared to the 1997 third quarter. Operating income decreased 52.6% to $1.84 million ($0.18 per share) compared to 1997 third quarter operating income of $3.88 million ($0.47 per share). Net income decreased by 70.7% to $2.57 million, compared to $8.75 million, and diluted earnings per share for the third quarter of 1998 were $0.26 compared to $1.06 per share for the prior year period.

"Despite the drop in sales resulting from the Asian economic turmoil, Nam Tai maintains a satisfactory gross profit margin and remains profitable. Based on customer feedback for next year's outlook, we expect sales to increase in 1999." said Nam Tai's Chairman, Mr. Tadao Murakami.

Net sales for the nine months ended September 30, 1998 decreased by 21.4% to $80.80 million from $102.84 million for the first nine months of 1997. On July 2, 1998, the Company announced it anticipated a drop in sales of approximately 15% - 25% for the full year ended December 31, 1998.

For the first nine months of 1998, operating income decreased by 41.8% to $9.04 million from $15.51 million for the prior year period. Net income decreased by 49.1% to $11.23 million from $22.08 million, and diluted earnings per share were $1.07 compared to $2.75 for the prior year period.

As at September 30, 1998, the Company continues to maintain a strong financial position, with $7.74 of cash per share and approximately $13.85 of net book value per share, based on 9,873,723 shares outstanding. The Company had a cash to current liabilities ratio of 4.96:1 , a current ratio of 6.62:1, a total assets to total liabilities ratio of 9.87:1, no long term debt, and approximately $76 million of cash.

The earnings per share calculations for the third quarter of 1998 take into account the significant increase in the weighted average common shares outstanding from 8,167,984 (diluted 8,228,865) in the third quarter of 1997 to 10,035,876 (diluted 10,043,024) in the third quarter of 1998.

Calculator sales formed 60% of sales in the third quarter of 1998 compared to 47% in the third quarter of 1997. The sales of personal organizers and linguistic products formed 14% of sales in the third quarter of 1998 compared to 27% in the third quarter of 1997. Sales by region in the third quarter of 1998 versus 1997 were to North America 48% versus 39%, Japan 27% versus 25%, Europe 18% versus 17%, and others 7% versus 19%.

ACQUISITION UPDATE:  ALBATRONICS (FAR EAST) COMPANY LIMITED

On September 14, 1998, the Company announced an agreement to acquire a majority interest of slightly more than 50% of the capital stock of Albatronics (Far
East) Company Limited, for approximately US$10 million. The closing of the transaction is expected to occur before the end of 1998 subject to certain conditions including the satisfactory completion of due diligence involving Albatronics' banking and customer relationships and approval of Albatronics' independent shareholders. Regulatory approval has been obtained in Hong Kong and a meeting of Albatronics' independent shareholders to approve the transaction has been scheduled for Friday, November 27, 1998.

INVESTMENT IN GROUP SENSE (INTERNATIONAL) LIMITED ("GROUP SENSE")

On May 27, 1998 Nam Tai announced that it acquired approximately 20% of the outstanding shares of Group Sense. Group Sense has not released its operating results for the six months ended September 30, 1998, therefore such results are not incorporated into Nam Tai's third quarter net income figure.

STOCK REPURCHASE PROGRAM UPDATE

On July 2, 1998, the Company increased the maximum number of common shares that may be repurchased under the repurchase program from 1,000,000 to 2,000,000 common shares and extended the repurchase program until January 2, 1999. During the third quarter, the Company repurchased a total of 346,300 common shares at an average price of $11.41. For the year to date, the Company repurchased an aggregate of 1,403,300 common shares at an average price of $15.12, reducing the number of common shares outstanding to 9,816,723.

DIVIDENDS PAID AND PAYABLE

On October 19, 1998, the Company paid a quarterly dividend of $0.07 per share to shareholders of record as at September 30, 1998. Payment and record dates for the third quarter dividend of $0.07 per share will be announced at a later date.

ANALYST CONFERENCE CALL

The Company's analysts-only conference call will be Tuesday, November 17, at 12:00 noon Eastern Time for analysts to discuss third quarter results with management. Other interested individuals can listen in by dialing 1-416-620-8833 just prior to 12:00 noon Eastern Time, and registering with the conference call operator.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. For example, the expected increase in 1999 sales is contingent upon the accuracy of customers' initial purchase expectations. There is a risk that continued global economic uncertainty may cause actual customer orders to differ from their current expectations. The factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED SEPTEMBER 30, 1998 AND 1997
(In Thousands of U.S. Dollars except share data)

                                         Three Months ended         Nine Months ended
                                             September 30              September 30

                                            1998         1997           1998        1997
                                            ----         ----           ----        ----

Net sales                               $ 23,659      $31,24        $ 80,796    $102,841
Cost of sales                             18,146       23,709         61,227      75,465
                                          ------       ------         ------    --------

  Gross profit                             5,513        7,536         19,569      27,376
                                        --------     --------       --------    --------
Costs and expenses
  Selling, general and
   administrative expenses                 3,411        3,125          9,695      10,789
  Research and development expenses          264          533            838      1,074
                                          ------       ------         ------    --------

                                           3,675        3,658         10,533      11,863
                                        --------     --------       --------    --------

Income from operations                     1,838        3,878          9,036      15,513

  Gain (loss) on disposal of
    property, plant and equipment            (55)       2,298            775       1,664
  Other (expense) income - net              (143)       2,174           (274)      4,289
  Interest income                            962          479          3,311         938
  Non-recurring customs assessment             0             0        (1,445)          0
                                        --------     --------         -------   --------

Income before income taxes                 2,602        8,829         11,403      22,404
Income tax expense                            37           78            171         320
                                          -------     -------         ------      ------

Net income                               $ 2,565      $ 8,751       $ 11,232    $ 22,084
                                           =====        =====         ======      ======

Net income per share:
     Basic                                $ 0.26       $ 1.07         $ 1.07      $ 2.77
                                            ====         ====           ====        ====
     Diluted                              $ 0.26       $ 1.06         $ 1.07      $ 2.75
                                            ====         ====           ====        ====

Weighted average number of shares:
    Basic                             10,035,876    8,167,984     10,484,685   7,963,372
                                      ==========    =========     ==========   =========
    Diluted                           10,043,024    8,228,865     10,499,421   8,042,366
                                      ==========    =========     ==========   =========

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 1998 AND DECEMBER 31, 1997
(In Thousands of U.S. Dollars)

                                           September 30,       December 31,
                                              1998                   1997
                                            (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                     $ 76,422          $ 102,411
  Accounts receivable, net                        16,408             16,985
  Inventories                                      3,930              9,838
  Marketable investments                             598                  0
  Prepaid expenses and deposits                    4,669              3,788
                                               ---------          ---------

     Total current assets                        102,027            133,022
                                               ---------          ---------

Long term investments                                  0                833
Investment in associated company                  15,819                  0
                                                  ------          ---------

                                                  15,819                833
                                                --------           --------

Property, plant and equipment, at cost            47,505             44,295
     Less: accumulated depreciation and
      amortization                               (14,719)           (11,853)
                                                 --------           -------

                                                  32,786             32,442
                                                --------           --------
Other assets                                       1,504              1,491
                                                --------           --------

     Total assets                              $ 152,136          $ 167,788
                                                 =======            =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses        $  14,404          $  17,551
  Notes payable                                      182              1,814
  Dividend payable                                   675                  0
  Income taxes payable                               157                187
                                               ---------          ---------

      Total current liabilities                   15,418             19,552
                                                --------           --------
Shareholders' equity:
  Common shares                                       99                112
  Additional paid-in capital                      80,044             80,044
  Retained earnings                               56,519             68,050
  Foreign currency translation adjustment             56                 30
                                               ---------          ---------

Total shareholders' equity                       136,718            148,236
                                               ---------          ---------

Total liabilities and shareholders' equity     $ 152,136          $ 167,788

                                                 =======            =======

                                     - end -

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE SERVICES OFFICE:
SUITE 1500-999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL: investor@namtai.com

            NAM TAI ELECTRONICS, INC. ANNOUNCES 4th QUARTER DIVIDEND

VANCOUVER, CANADA November 23, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbols: NTAIF and NTAWF) today announced the fourth quarter 1998 dividend of $0.07 per share will be paid on or before January 21, 1999 to shareholders of record at the close of business on December 31, 1998.

This is the first year that the Company has announced dividends on a quarterly basis. Previously, the Company paid annual dividends of $0.01, $0.015, $0.03 and $0.10 per share in 1994, 1995, 1996, and 1997, respectively. The increase in the annual dividend to $0.28 per share for 1998 ($0.07 per quarter) was previously announced on March 23, 1998.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                                      -end-

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE SERVICES OFFICE:
SUITE 1500-999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL: investor@namtai.com

              NAM TAI ELECTRONICS, INC. ANNOUNCES CORPORATE UPDATE

VANCOUVER, CANADA November 25, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbols: NTAIF and NTAWF) today announced that Group Sense (International) Limited ("GSL"), a Hong Kong publicly listed company 20% owned by Nam Tai (Hang Seng company #601), announced its earnings results for the six months ended September 30, 1998. GSL's revenue for the half year increased to approximately US$69.4 million, compared with US$67.6 million for the prior year period. GSL's net income was $4.62 million, compared with US$7.57 million in the same period a year earlier. Nam Tai will include 20% of GSL's net income since the acquisition on May 27, 1998, adjusted for U.S. GAAP, into its fourth quarter 1998 net income.

On November 23, 1998, GSL declared an interim dividend of Hong Kong $0.005 per share. As a result, Nam Tai will receive dividends of approximately US$130,000 in December 1998.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.


                                      -end-

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE SERVICES OFFICE:
SUITE 1500-999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL: investor@namtai.com

           NAM TAI ELECTRONICS, INC. COMPLETES ALBATRONICS ACQUISITION

VANCOUVER, CANADA December 2, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbols: NTAIF and NTAWF) today announced the completion of the acquisition of a majority interest in Albatronics (Far East) Company Limited ("Albatronics"), a publicly listed Hong Kong company (Stock Code #987). Under the terms of the subscription agreement first announced on September 14, 1998, Nam Tai acquires 200,002,000 shares representing a majority control interest of slightly more than 50% of the enlarged capital stock of Albatronics, for approximately US$10 million including transaction expenses. Albatronics directors, including Chairman Mr. K. Wakaki, and CEO Mr. F. Nakahara, will maintain an aggregate ownership interest of approximately 24.9%. Nam Tai presently intends to maintain Albatronics' listing on the Hong Kong Stock Exchange, with at least 25% of the capital stock of Albatronics remaining in the hands of the public. Today's closing share price of Albatronics is HK$0.265, giving Albatronics a pre-subscription market capitalization of approximately US$6.84 million.

In its most recent fiscal year ended March 31,1998, Albatronics reported sales of US$353 million and net income of US$2.9 million on an audited basis. For the five months ended August 31, 1998, Albatronics reported sales of US$130 million and a net loss of US$31 million, including an operating loss of approximately US$14.2 million and exceptional provisions of US$16.9 million, all on an unaudited basis. As at August 31, 1998, Albatronics reported unaudited deficiencies in both working capital and shareholders' equity of approximately US$56.3 million and US$22.6 million, respectively. Albatronics' working capital and shareholder's equity will improve by approximately US$8.6 million as a result of Nam Tai's subscription. Albatronics has also estimated that future provisions related to the write off of research and development costs and losses from a potential restructuring of an investment may amount to approximately US$3.2 million. Albatronics' financial results are presented in accordance with generally accepted accounting principles in Hong Kong.

"Following our 20% equity investment in Group Sense (International) Limited in May of this year and consistent with our stated acquisition strategy of seeking acquisitions of related businesses, Nam Tai is excited to acquire a controlling interest in Albatronics, a contract manufacturer of consumer electronics in the OEM business with offices in Hong Kong, manufacturing facilities close by in China, and a similar corporate culture with mostly Japanese management", commented Mr. Murakami, Nam Tai's Chairman. "Although Albatronics currently has a deficiency in its shareholders' equity, Albatronics' great sales [US$350 million], different products lines [audio, video, and telecommunications], exceptional customer base [including Sony, AIWA, Panasonic, and Fuji Film], Sony agency relationship, and an exceptional price to sales ratio of 0.05:1, as well as Albatronics' public listing on the Hong Kong Stock Exchange and its 21.72% stake in Shanghai Albatronics, a publicly listed company on the Shanghai Stock Exchange in the Peoples Republic of China, make this acquisition a great opportunity for Nam Tai to augment its business and immediately and significantly impact Nam Tai's growth through the benefit of consolidation of Albatronics sales and potential synergies."

Nam Tai has indicated that it intends to take reasonable steps to support Albatronics in sourcing funds as and when required. Such support is dependant on the results of Nam Tai's comprehensive study, expected to be completed before the end of March 1999 under the direction of M.K. Koo, Senior Executive Officer, investigating opportunities for corporate restructuring and streamlining of overhead expenses within Albatronics. Based upon the conclusion of such study, it is Nam Tai's present intention to provide support to Albatronics, which may include providing a shareholder's loan to the Albatronics Group and procuring Albatronics to raise new equity capital. Over the next six months, Nam Tai intends to work with the management of Albatronics to formulate future business plans and management strategy, and if necessary, will restructure Albatronics' financial and administrative systems with the goal of returning the company to profitability.

Albatronics possesses a high quality management team of Japanese and Korean executives. Their experience and relationship with Albatronics' main customers form an integral part of the operations of Albatronics. It is Nam Tai's current intention not to make material changes to the existing senior management staff of Albatronics.

In light of the acquisition of Albatronics, the directors of Nam Tai have concluded that it would be in the best interests of Nam Tai to use the services of Deloitte Touche Tohmatsu, the present auditors of Albatronics, as the auditors of both Nam Tai and Albatronics. This will apply for the completion audit as of November 30, 1998 and the year-end audit at December 31, 1998. Nam Tai's previous accounts were audited by PricewaterhouseCoopers. PricewaterhouseCoopers have informed Nam Tai of its resignation as auditors of Nam Tai.

Nam Tai intends to change the fiscal year end of Albatronics from March 31 to December 31. As Albatronics' results will be consolidated with Nam Tai's, effective December 1, 1998, Albatronics will implement necessary procedures to ensure its financial statements can be readily converted to generally accepted accounting principles in the U.S. for U.S. reporting purposes.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. This is particularly true for statements made relating to the potential results, plans, or expectations of the acquisition of Albatronics. The acquisition of Albatronics by the Company could result in charges related to the acquisition, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations and/or the price of the Company's Common Stock. Realizing the goal of achieving Albatronics' recovery will be dependent on, among other things, Albatronics' ability to reduce its operating expenses effectively, the continuing commitment of Albatronics' senior management, the continued market acceptance of Albatronics' products and manufacturing services, and its continuing strong relationships with Sony and Albatronics' other major OEM customers. Given these and other factors and Nam Tai's lack of acquisition experience, there can be no assurance that Nam Tai will successfully assist Albatronics to recovery or that Nam Tai itself may not suffer a materially adverse effect to its results of operations and financial condition from this acquisition. Other factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997, and in particular the section headed Risks From Possible Acquisitions on page 9 of such report.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include personal organizers, personal digital assistants, linguistic products, calculators, smart card readers, portable CD players, digital cameras, audio amplifiers, personal communication products and various components. Nam Tai serves the electronics manufacturing industry through wholly owned subsidiaries and majority ownership of Albatronics (Far East) Company Limited. Further information is available from Nam Tai's web site at www.namtai.com.

                                      -end-


The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



            For and on behalf of
            Nam Tai Electronics, Inc.
            By:/s.d./ Edward K.W. Chan
            Edward K.W. Chan, Chief Financial Officer